FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 March 2007

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes plc Market Speculation — 13 March 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	13 March 2007

Exhibit 99.1
FINAL
Cadbury Schweppes — Re Market Speculation
In response to market speculation, Cadbury Schweppes confirms that it has been informed by Nelson Peltz that he and certain of his affiliates have interests in 62,465,267 Cadbury Schweppes shares, representing 2.98% of Cadbury Schweppes’ issued share capital.
Ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith

Abernathy MacGregor	+1 212 371 5999
Winnie Lerner